================================================================================
SEC 1745 Potential persons who are to respond to the collection of information contained in this form (6-01) are not required to respond unless the form displays a currently valid OMB control number.
================================================================================

                                                      --------------------------
                                                            OMB APPROVAL
                    UNITED STATES                     --------------------------
         SECURITIES AND EXCHANGE COMMISSION           OMB Number:      3235-0145
               Washington, D.C. 20549                 --------------------------
                                                      Expires:  October 31, 2002
                    SCHEDULE 13G                      --------------------------
                                                      Estimated average burden
                                                      hours per response....14.9
                                                      --------------------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Jameson Inns, Inc.
                               ------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   470457 10 2
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 470457 10 2                      13G                       Page 2 of 4

--------------------------------------------------------------------------------
1.       Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Thomas W. Kitchin
--------------------------------------------------------------------------------
2.       Check the Appropriate Box If a Member of a Group (See Instructions)

                  (a)      [_]
                  (b)      [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         United States of America
--------------------------------------------------------------------------------

                            5.     Sole Voting Power                 731,191

                            ----------------------------------------------------
          Number of
          Shares            6.     Shared Voting Power                65,788

          Beneficially      ----------------------------------------------------
          Owned by
                            7.     Sole Dispositive Power            731,191
          Each Reporting
          Person with       ----------------------------------------------------

                            8.     Shared Dispositive Power           65,788

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         796,979
--------------------------------------------------------------------------------
10.      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)    [_]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         6.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 470457 10 2                     13G                       Page 3 of 4


Item 1.

         (a)      Name of Issuer:                    Jameson Inns, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  8 Perimeter Center East, Suite 8050
                  Atlanta, Georgia  30346-1604
Item 2.

         (a)      Name of Person Filing:             See Item 1 of Page 2

         (b)      Address of Principal Business Office, or if None, Residence:

                  8 Perimeter Center East, Suite 8050
                  Atlanta, Georgia  30346-1604

         (c)      Citizenship:                       See Item 4 of page 2

         (d)      Title of Class of Securities:      Common Stock

         (e)      CUSIP Number:                      470457 10 2

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         (b)  [_]  Bank as defined in Section 3(a)(6) of the Act (
                   15 U.S.C. 78c).

         (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  [_]  An investment adviser in accordance with (S) 240.13d-1(b)(1)
                   (ii)(E);

         (f) [_] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

         (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [_]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

CUSIP NO. 470457 10 2                    13G                       Page 4 of 4


Item 4.  Ownership.

         (a)      Amount beneficially owned:              See Item 9 of Page 2

         (b)      Percent of class:                       See Item 11 of Page 2

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        See Item 5 of Page 2

                  (ii)  Shared power to vote or to direct the vote:
                        See Item 6 of Page 2

                  (iii) Sole power to dispose or to direct the disposition of:
                        See Item 7 of Page 2

                  (iv)  Shared power to dispose or to direct the disposition of:
                        See Item 8 of Page 2

Item 5.  Ownership of More than Five Percent or Less of a Class.

                  Not Applicable to Reporting Person

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable to Reporting Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable to Reporting Person

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable to Reporting Person

Item 9.  Notice of Dissolution of the Group.

                  Not Applicable to Reporting Person

Item 10. Certification.

                  Not Applicable to Reporting Person



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002             /s/ Thomas W. Kitchin
                                   -------------------------------------------
                                   Thomas W. Kitchin

      Attention: Intentional misstatements or omissions of fact constitute federal criminal violations
                              (See 18 U.S.C. 1001).